Exhibit 99.1

Mercurity Fintech Launches $500 Million “DeFi Basket” Treasury with Emphasis on Solana Ecosystem Integration

Focusing on Solana (SOL) and diversifying into Ethereum (ETH), Ripple (XRP), Cardano (ADA), and BNB to enhance on-chain yield and strategic exposure.

New York, July 14, 2025 — Mercurity Fintech Holding Inc. (“MFH” or the “Company”) (Nasdaq: MFH), a blockchain-powered fintech group, today announced the launch of its $500 million “DeFi Basket” Treasury — marking a significant expansion of the company’s on-chain strategy and treasury diversification roadmap.

This plan represents a strategic evolution in MFH’s decentralized finance (DeFi) treasury strategy, signaling an entry into institutional-grade, high-utility, yield-generating DeFi ecosystems. By allocating capital to a broader selection of established digital assets, MFH aims to deepen its participation in on-chain financial infrastructure while enhancing balance sheet diversification and potential returns.

Strategic Objectives and Execution Plan

The DeFi treasury will initially focus on building a diversified portfolio of high-utility digital assets with established market positions and institutional adoption. MFH intends to acquire these assets through a combination of existing cash reserves and future fundraising proceeds, subject to market conditions and regulatory compliance.

In the first phase, MFH will prioritize building a long-term position in Solana, reflecting the Company’s assessment of the network’s scalability, institutional adoption potential, and ecosystem growth. The Company plans to systematically accumulate SOL and operate validator nodes to support the network while generating on-chain staking rewards. This marks the beginning of MFH’s deeper integration into the Solana ecosystem.

“As a blockchain-powered technology company, MFH’s culture and DNA are rooted in innovation and forward-thinking,” said Wilfred Daye, CSO of MFH. “This expanded treasury strategy, alongside our evolution toward blockchain-based business models, demonstrates our ambition to become a category leader in the digital asset industry while delivering long-term value to our shareholders.”

Risk Management and Compliance Framework

All digital asset acquisitions and deployment strategies will be subject to risk management protocols, regulatory compliance requirements, and investment guidelines. The Company will establish institutional-grade operational procedures to ensure asset security and regulatory adherence.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation across digital asset management, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com